Exhibit (a)(1)(J)

Hologic Completes Acquisition of Cynosure

— Transaction Provides Entry into Large, Fast-Growing Medical Aesthetics Market, Boosts Hologic’s Growth Rate —

MARLBOROUGH, Mass., March 22, 2017 /PRNewswire/ — Hologic, Inc. (Nasdaq: HOLX) announced today that it has completed the acquisition of Cynosure, Inc., a leader in medical aesthetics systems and technologies, for $66 per share in cash.

“We are pleased to complete our acquisition of Cynosure, and look forward to working with Michael Davin and the entire Cynosure team to achieve even greater success in the large, rapidly growing medical aesthetics market,” said Steve MacMillan, Hologic’s Chairman, President and Chief Executive Officer.  “Acquiring Cynosure, combined with divesting our blood screening business, fundamentally reshapes our business portfolio and makes us a stronger, faster-growing company.”

The tender offer by a subsidiary of Hologic for all the outstanding shares of Cynosure Class A Common Stock expired as scheduled at midnight ET on March 21, 2017.  A total of 17,047,830 shares of Cynosure Class A Common Stock, representing approximately 70.6% of Cynosure’s outstanding shares, were validly tendered into and not validly withdrawn from the tender offer.  As a result, Hologic and its subsidiary have accepted for payment and will promptly pay for all shares that were validly tendered and not validly withdrawn.

Following its acceptance of the shares tendered, Hologic caused the merger of its subsidiary with and into Cynosure without a vote of Cynosure’s other stockholders, pursuant to Section 251(h) of the Delaware General Corporation Law.  As a result of the completed merger, Cynosure became a wholly owned subsidiary of Hologic.  In connection with the merger, all eligible Cynosure shares not validly tendered into the tender offer have been canceled and converted into the right to receive $66 per share, the same price per share offered in the tender offer.  As a result of the acquisition, Cynosure shares will cease to be traded on NASDAQ.

Hologic intends to discuss the financial implications of the acquisition on Wednesday, May 10, when the company reports its financial results for the second quarter of fiscal 2017 and provides updated financial guidance.

Morgan Stanley & Co. LLC is serving as financial adviser to Hologic.  Wachtell, Lipton, Rosen & Katz is serving as legal adviser.  Leerink Partners LLC is serving as financial adviser to Cynosure.  Wilmer Cutler Pickering Hale and Dorr LLP is serving as legal adviser.

About Hologic

Hologic, Inc. is a leading developer, manufacturer and supplier of premium diagnostic products, medical imaging systems for breast and skeletal health, GYN surgical products, and medical aesthetic systems.  With a broad range of market-leading technologies and a robust research and development program, Hologic is dedicated to The Science of Sure.  For more information on Hologic, visit www.hologic.com.

Hologic, Cynosure and The Science of Sure are trademarks and/or registered trademarks of Hologic, Inc. and/or its subsidiaries in the United States and/or other countries.

Forward-Looking Statements

This news release contains forward-looking information that involves risks and uncertainties, including statements about Hologic’s plans, objectives, expectations and intentions.  Such statements include, without limitation: financial or other information based upon or otherwise incorporating judgments or estimates relating to future performance, events or expectations; the company’s strategies, positioning, resources, capabilities, and expectations for future performance; and financial and other guidance.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements.  These forward-looking statements are based upon assumptions made as of this date and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated.

Risks and uncertainties that could adversely affect the company’s business and prospects, and otherwise cause actual results to differ materially from those anticipated, include without limitation: the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Cynosure’s operations with those of Hologic will be greater than expected; the ability of the combined company to retain and hire key personnel; the effect of the continuing worldwide macroeconomic uncertainty, including the UK’s decision to leave the European Union, on business and results of operations; the uncertainty of the impact of cost containment efforts and federal healthcare reform legislation on the company’s business and results of operations; the impact to Hologic’s results of operations from the disposal of its blood screening business to Grifols, and the operational challenges of separating this business unit from Hologic’s molecular diagnostics business; the impact and anticipated benefits of completed acquisitions and acquisitions Hologic may complete in the future; the development of new competitive technologies and products; regulatory approvals and clearances for products; the anticipated development of markets in which products are sold into and the success of products in these markets; the anticipated performance and benefits of products; estimated asset and liability values; the impact and costs and expenses of any litigation the company may be subject to now or in the future; compliance with covenants contained in Hologic’s debt agreements; and Hologic’s capital resources and the adequacy thereof.

The risks included above are not exhaustive.  Other factors that could adversely affect the company’s business and prospects are described in the filings made with the SEC. Hologic expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements presented herein to reflect any change in expectations or any change in events, conditions or circumstances on which any such statements are based.

Contact

Michael Watts

Vice President, Investor Relations and Corporate Communications

(858) 410-8588